
NYCE.
GROUP INC

“We’re on a **mission** to help **100,000+ people** of color become **millionaires by 2030**”.

PHILIP MICHAEL, FEB 2020, FORBES



NYCE: A TECH-POWERED WEALTH UNIVERSE FOR ALL.


REIFY.
TEMPL I
$3,176.57
Top Stories
estate portfolio
for $100.
You own $1200.
FINTECH.
COMMUNITY.
REAL ESTATE.
wealthlab.
wealthlab.tv
MEDIA.
BOLD! BUSINESS
PHILIP MICHAEL

2020 TRACTION: BY THE NUMBERS

1.25M
New IG Followers

2.8M
Views/month

$1.09M
Micro-shares sold

2,242
Investors

$260M+
AUM

Since launching in April, we've **set a record** for real estate micro-shares sold, created **2000+** first-time investors of color and become one of the **fastest-growing** presences on social media.



braithwaiteofficial
1 M Followers
BUSINESS INSIDER
This real-estate influencer just closed on nearly $500 million in property deals with apartment developer LYND. Here's how it fits into a plan to create 100,000 millionaires of color by 2030.
ONE YEAR
yfwtb
117 k Followers

2020 TRACTION: BY COMPARISON


AUM/ACTIVE REAL ESTATE
$600M
$450M
$300M
$150M
$1M
$500M
$495M
$260M AUM
$129M
$7.1M
DiversyFund
Tulsa
Fundrise
NYCE.


CAPITAL RAISED
$60M
$45M
$30M
$15M
$1M
$55.5M
$13.8M
$14M
$1.1M
DiversyFund
Tulsa
Fundrise
NYCE.

In 2020, NYCE alone outsold several crowdfunding *platforms as a whole*, all the while outperforming several well-capitalized Series A (and beyond) platforms.

IN THE NEWS...


BUSINESS INSIDER
Premium HOME > FINANCE
This real-estate influencer just closed on nearly $500 million in property deals with apartment developer LYND. Here's how it fits into a plan to create 100,000 millionaires of color by 2030.
Alex Nicoll 2 hours ago
COMMERCIAL OBSERVER
Philip Michael Is a Real Estate Entrepreneur on a Mission
The young developer is building an app, an empire, and a following
BY CHAVA GOURARIE DECEMBER 15, 2020 6:27 AM
PHILADELPHIA BUSINESS JOURNAL
RESIDENTIAL REAL ESTATE
NY firm with crowdfunding model opens first phase of 'Philicon Valley' development near Temple
NYCE Companies finished work on Temple I, the first phase of its "tech hub" project near Temple University.
Forbes
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
Jason Pettigrove Former Contributor
SportsMoney
yahoo!sports
NYCE Completes $1M Raise For 'Robinhood Of Real Estate'
Renato Capelj
September 24, 2020 · 3 min read
NYCE, a fintech geared towards real estate investing, formally announced it became the fastest real estate company to raise $1 million through the Regulation CF, on the Wefunder and Republic investing platforms.
COMMERCIAL OBSERVER
LYND and NYCE Partner on $478M in Crowdfunded Multifamily Deals
BY CHAVA GOURARIE OCTOBER 29, 2020 1:25 PM


TC
Investment tech won't solve systemic wealth gaps, but it's a good start
Dean Sterrett, Philip Michael
1:12 am IST • August 26, 2020
BENZINGA
Exclusive: Sneak Peek Inside The 'Robinhood Of Real Estate' NYCE's Crowdfunding App REIFY
by Renato Capelj
2 min read
a month a
make it
MAKE IT BLACK
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
Published Thu, Jul 2 2020 12:01 PM EDT
Jobari Young
@JABARIJYOUNG
CROWDFUND INSIDER
NYCE Tops $1 Million Using Reg CF on Two Different Funding Portals – Republic and Wefunder
September 27, 2020 @ 7:00 pm By JD Alois
NYCE, a real estate investment firm, recently raise
BUSINESS INSIDER INDIA
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
WILL MARTIN | FEB 20, 2020, 18:16 IST
Forbes
FC Barcelona Striker's Uncle Files For $50 Million IPO: 'We Want To Create 100,000 New Millionaires'
Jason Pettigrove Contributor
SportsMoney
The quarantine has put the sporting world on

WHAT PEOPLE ARE SAYING...


Ayanna Turner
INVESTOR
VALUE-ADD INVESTOR
Invested 2 months ago
I respect his story, to give up everything you know and dive in to a whole new dimension is a true way to teach others to take a risk. Shoot for the stars land on the moon.
Elisabeth Sarah · 1:28:03 Yes! Everyone wants something for information. Appreciate the true learning experience!
1
Like · Reply · 6d
PlugmeRadio Cometessa · 1:35:13 I like your honesty as far as one on one for the same info shared on IG. Other mogul would charge thousands for these information. I'm grateful to your team for sharing.
13
Like · Reply · 6d
Robert Holder
ACTIVE INVESTOR
VALUE-ADD INVESTOR
Invested 2 months ago
Investing in real estate is the cornerstone to building wealth. I like the vision of the founders and what they have accomplished so far, and their plans for the future. Together we will get
We invested in NYCE because we believe that the management team possesses character, hard work, and a great track record in this industry. Their portfolio is well thought out, the amenities, combined with the advanced esports lounges with North American Collegiate League make this a very high tech and savvy investment. Their message and want to bridge the financial gap and desire to make so many new millionaires is inspiring. We invest in character, and this is what Philip, Martin and NYCE has.
David Chen GTIF Capital Managing Partner
LEAD INVESTOR
INVESTING $3,000 THIS ROUND
H Hunt
ACTIVE INVESTOR
Invested 26 days ago
I invested in temple because it's out of the box thinking that succeeds. Thanks Phil brilliant power moves. 🙏Be blessed in all your endeavors.
Ginger Schuster Congrats! And let's be real , you are special - You're focused on making other people millionaires! THAT'S DOPE!
2
Like · Reply · Message · 5d
Torrey Bolden
INVESTOR
VALUE-ADD INVESTOR
Invested about 2 months ago
I am new to investing. I like Philips's energy and his goal to empower our community. I am originally from Philly but I live just outside of it now in Burlington, NJ. This means I am close enough to visit the property I am investing in! I hope to meet you Phil and staff! Thank you for creating this opportunity!
Angela Michele Williams-Fort That's why I invested in Temple 1
1
Like · Reply · Message · 1d
I believe in Philip's message and the expertise he and his team have. I also look at this opportunity as a way to get more involved in
Terrence Knock
Markia Brown
INVESTOR
VALUE-ADD INVESTOR
Invested 2 months ago
I invested in TEMPLE I because providing students with a safe, clean, and affordable housing option is extremely important for the future of our economy. Without these things, students transfer, fail out, or transfer to a place with better options. Temple is an amazing school with a rich history and the students deserve this.
I believe in the vision Philip has towards helping us reach financial freedom and be able to provide our family a better quality of life. For too long has the 1% been getting richer off our hard work and we continue living check by check. I'm taking a risk investing in this company but I'm willing to take that risk because I believe this would be more then just and investing company but more like a movement .
Edwardo Alonso
31 y/o from Brooklyn NY, born in the
Great cause. Great leadership. Trying to help make a difference and close the wealth gap, if even in a small way.
Howard Steinberg
Business development professional working in tech for 20+ years. Interests
d puzzles, Peloton and golf.
Christina Truax
ACTIVE INVESTOR
VALUE-ADD INVESTOR
Invested 2 months ago
I'm intrigued to see how well crowdfunding in a Real estate deal like this will work. Location is superb, the idea is novel and the tax abatement is a big win until it's time to offload.
I love the mission of NYCE to wipe out economic and racial inequality by creating 100K millionaires of color. This is a fantastic way to diversify
portfolio and begin to invest in real estate.
Jose Asenjo
I live in NYC; work for MTA. My 3 most favorite things to do are eat out, travel and grow my money through investments.
Tanya Davis
ACTIVE INVESTOR
Invested 2 months ago
Phillip Michael is my inspiration. I am proud to be an investor in making the community even better, while adhering to the students needs and being part of making life easier for them to achieve their goals.
As a member of a federally recognized Native American Indian nation I have come to realize that having been disenfranchised from property has created poverty amongst natives as we do not legally own our reservation lands. One of the best ways to gain income is through real estate. I love that this investment is helping bridge the gap for those disenfranchised from land back to equality. My good friend Alicia Corven referred me to this opportunity.
Vanessa Lavadinho
Lupe Díaz
real estate investment to make that's pretty low touch? Buying a
or TIC?
The messaging and opportunity resonates loudly with me as a person born

“ROBINHOOD OF REAL ESTATE”: INVEST THROUGH OUR APP.



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2021: WHAT'S NEXT...


TMPL I
TMPL I
SOLD OUT
$360,000.00
committed from 1320 investors
+$36.45 (1.35%) Today
REIFY.
A NYCE APP

52.4K+ Waitlist


TRIBE.™
A NYCE COMMUNITY

$98.8K MRR*


Nasdaq
NYCE.
REG.A+ OFFERING

$75M IPO volume


NYCE.
CHECKINGS/SAVINGS
NYCE.
Martin
Braithwaite
4417 1234 5678 9112

A NYCE bank...?

**Our MRR projections are based on the current growth rate of TRIBE. ™, our members-only community where we store our video library of content. Note: The $75M is the maximum allowed under the Reg. A+. There's no guarantee we will issue or hit that number.*

OUR TEAM.



Philip Michael
CEO, NYCE
1.1M+ monthly views



Martin Braithwaite
Chief Vision Officer
FC Barcelona



Danny Cortenraede
Chief Commercial Officer
President, Wannahaves/by433.com



Vineet Yadav
Head, Creative & Digital Strategy
UI/UX Designer



Nat Remy
Head, Business Operations
CXO, TRIBE.™



Arif Nezami
Head, Business Analytics & Finance
Architect + MBA

“The mission for Michael is to create a **$1bn millennial-owned** real estate **community by 2024,** with business remaining on an upward curve, **he’s well on target to achieve that aim.**”

—

FORBES, FEB. 2020


SUNDAY


NYCE.
GROUP INC